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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ANTENNAS AMERICA, INC.
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                              (NAME OF THE ISSUER)

                    Common Stock, $0.005 par value per share
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                         (TITLE OF CLASS OF SECURITIES)

                                   036727 105
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                                 (CUSIP NUMBER)

                                 Randall P. Marx
                             Antennas America, Inc.
                              4860 Robb Street 101
                           Wheat Ridge, Colorado 80833
                                 (303) 421-4063
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 7, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

                               (Page 1 of 6 Pages)

                         (Continued on following pages)




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-------------------------                 --------------------------------------
CUSIP NO. 036727 105                 13D  Page 2 of 6 Pages
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    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          HUDSON RIVER INVESTMENTS, INC.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)  [ ]
                                                                   (b)  [ ]

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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS
          AF

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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                            [ ]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          BRITISH VIRGIN ISLANDS
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  NUMBER OF         7  SOLE VOTING POWER
   SHARES                4,001,175
 BENEFICIALLY
  OWNED BY
  REPORTING    -----------------------------------------------------------------
    PERSON          8  SHARED VOTING POWER
     WITH                    0
               -----------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER
                         4,001,175
               -----------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                             0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                8,002,350- SEE ITEM 5
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                    [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.67% - SEE ITEM 5
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   14     TYPE OF REPORTING PERSON  CO
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*    Based upon 119,898,467 shares of Common Stock issued and outstanding as reported on the Issuer's Registration Statement filed on Form S-B2 which was filed on February 8, 2000.




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ITEM 1.   SECURITY AND THE ISSUER

     (a)  TITLE OF SECURITY:

          Common Stock, $0.005 par value per share.

     (b)  NAME OF THE ISSUER:

          Antennas America, Inc., a Utah corporation.

     (c)  THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

          One Robb Street 101
          Wheat Ridge, Colorado 80033

ITEM 2.   IDENTITY AND BACKGROUND

               (a) This statement is being filed on behalf of Hudson River Investments, Inc. ("Hudson").

               (b)-(c) c/o Mossack Fonseca Co (BVI) Ltd. Skelton Building,
          Main Street, P.O. Box 3136, Road Town, Tortola, British Virgin Islands

               (d)-(e) During the last five years, there have been no criminal proceedings against Hudson.

               During the last five years, Hudson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Hudson was formed under the laws of the British Virgin
          Islands.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Pursuant to agreements among Hudson and the Issuer, Hudson agreed to acquire an aggregate of 4,001,174 Units at price of $0.0525 per Unit. Each Unit consisted of one share of Common Stock and on Common Stock purchase warrant to purchase one share of Common Stock for $0.175 per share. The aggregate purchase price was $210,061.68. The Units were purchased in separate transactions on September 29, 1999 (3,800,000 Units) and on February 7, 2000 (201,175 Units). The second purchase represented the conclusion of the private placement for the Units.



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

               The funds for the acquisition of the Units were personal funds of Hudson.

ITEM 4.   PURPOSE OF THE TRANSACTION

               Hudson acquired Units of the Issuer for general investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a)-(b) Based on the Issuer's Registration Statement on Form S-B2, there were 119,898,467 shares of Common Stock outstanding. The following summarizes the shares of the Issuer beneficially owned by Hudson.

                                                                NUMBER OF SHARES OF
                                   NUMBER OF SHARES OF          STOCK BENEFICIALLY        PERCENTAGE OF CLASS
          INVESTOR                        STOCK                       OWNED               BENEFICIALLY OWNED
---------------------------------------------------------------------------------------------------------------
Hudson                                  4,001,175                  8,002,350(i)                    6.67%

               (i) Includes warrants to acquire 4,001,175 shares of Common Stock at $0.175 per share.

                    (c)  Not applicable.

                    (d)  Not applicable.

                    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               In connection with the sale of the Units, Hudson was granted certain registration rights relating to the Units.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

               99.1 Subscription Agreement dated September 29, 1999, between
                    Hudson and the Issuer.

               99.2 Subscription Agreement dated February 7, 2000, between
                    Hudson and the Issuer.

               99.3 Form of Warrant.



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                                   SIGNATURES

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 2000

                                        Hudson River Investments, Inc.

                                        By:  /s/ Oliver Dunant
                                             -------------------------
                                             Oliver Dunant, President



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                                  EXHIBIT INDEX

EXHIBIT               DESCRIPTION OF DOCUMENT

 99.1 Subscription Agreement dated September 29, 1999, between Hudson River Investments, Inc. and Antennas America, Inc.

 99.2 Subscription Agreement dated February 7, 2000, between Hudson River Investments, Inc., and Antennas America, Inc.

 99.3     Form of Warrant.



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